UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 000-55932

Castor Maritime Inc.

Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2018 Annual Meeting of Shareholders of Castor Maritime Inc. (the "Company").

Attached as Exhibit 99.2 to this report on Form 6-K is the proxy card for the 2018 Annual Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.

Dated: November 30, 2018

	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

November 30, 2018
TO THE SHAREHOLDERS OF CASTOR MARITIME INC.

Enclosed is a Notice of the 2018 Annual Meeting of Shareholders (the "Meeting") of Castor Maritime Inc.(the "Company"), which will be held at the offices of the Company at Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus, on December 19, 2018 at 7:00 p.m. local time, and related materials.
At this Meeting, shareholders of the Company will consider and vote upon proposals:
1.	To elect one Class A Director to serve until the 2021 Annual Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year of 20I8 ("Proposal Two"); and
3.	To transact such other business as may properly come before the meeting or any adjournment thereof.
Only holders of record of shares of our common stock, par value $0.001 per share, (the "Common Shares") and shares of our Series B Preferred Shares, par value $0.001 per share (the "Series B Preferred Shares" and, together with the Common Shares, the "Shares") at the close of business on November 14, 2018 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote on the Proposals and 100,000 votes for each Series B Preferred Share then held. The holders of the Common Shares and the Series B Preferred Shares will vote on the Proposals as a single class.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting. You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Petros Panagiotidis
Petros Panagiotidis
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS DECEMBER 19, 2018

NOTICE IS HEREBY given that the 2018 Annual Meeting of Shareholders (the "Meeting") of Castor Maritime Inc. (the "Company") will be held at 7:00 p.m. local time on December 19, 2018, at the offices of the Company at Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus, for the following purposes, of which Items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
1	To elect one Class A Director to serve until the 2021 Annual Meeting of Shareholders ("Proposal One" );
2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year of 2018 ("Proposal Two"); and
3.	To transact other such business as may properly come before the meeting or any adjournment thereof.
The board of directors has fixed the close of business on November 14, 2018, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Only holders of record of shares of our common stock, par value $0.001 per share, (the "Common Shares") and shares of our Series B Preferred Shares, par value $0.00 I per share (the "Series B Preferred Shares" and, together with the Common Shares, the "Shares") at the close of business on November 14, 2018 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote on the Proposals and 100,000 votes for each Series B Preferred Share then held. The holders of the Common Shares and the Series B Preferred Shares will vote on the Proposals as a single class.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECI AT ED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on November 14, 2018.
If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Petros Panagiotidis
Petros Panagiotidis
Chief Executive Officer

November 30, 2018
Limassol, Cyprus

CASTOR MARITIME INC.

______________________________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 19, 2018

______________________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the board of directors of Castor Maritime Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of the Company at Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus, at 7:00 p.m. local time on December 19, 2018, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 30, 2018, to shareholders of the Company entitled to vote at the Meeting.
VOTING RIGHTS AND OUTSTANDING SHARES
The Board has fixed the close of business on November 14, 2018 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. The Company had issued and outstanding 2,400,000 shares of common stock, par value $0.00I per share (the "Common Shares") and 12,000 shares of our Series B Preferred Shares, par value $0.00 I per share (the "Series B Preferred Shares" and, together with the Common Shares, the "Shares"). Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share and 100,000 votes for each Series B Preferred Share then held. The holders of the Common Shares and the Series B Preferred Shares shall vote on the Proposals as a single class. One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

REVOCABJLITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The board of directors consists of three members. As provided in the Company's Articles of Incorporation, the board of directors has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the board serve until the annual meeting of shareholders three years after their election or until a director's successor is duty elected. The term of the director in Class A expires at the Meeting. The term of the director in Class B will expire at the 2019 Annual Meeting of Shareholders and the term of the director in Class C wilt expire at the 2020 Annual Meeting of Shareholders.
The board of directors has nominated Georgios Daskalakis, currently a Class A Director, whose term expires at the 2018 Annual Meeting of Shareholders or whenever his successor is duty elected.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.
Nominee for Election to the Company's Board of Directors
Information concerning the nominee for director of the Company is set forth below:
Name	Age
Georgios Daskalakis	28

Georgios Daskalakis has been a non-executive member of the Company's board of directors since its establishment in September 2017. He has spent all of his professional life in the shipping industry. From May 2013 to January 2015, he was an insurance officer at Minerva Marine Inc. From January 2015 to March 2017, he served as a tanker operator at Trafigura Maritime Logistics PTE Ltd. He is currently a Commercial officer of M/Maritime Corp. in Athens, Greece. He holds a Bachelor's degree from Babson College with a concentration on Economics and Finance and a Master of Science degree in Shipping, Trade and Finance from the Costas Grammenos Centre for Shipping, Trade and Finance, Cass Business School, City University of London.
Audit Committee. The Company's board of directors has established an Audit Committee, which is responsible for reviewing the Company's accounting controls and recommending to the Board the engagement of the Company's outside auditors. The Audit Committee currently consists of Georgios Daskalakis and Dionysios Makris.
Required Vole. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
The board of directors is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. ("Deloitte") as the Company's independent auditors for the fiscal year of 2018.
Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OFTHE COMPANY FOR THE FISCAL YEAR OF 2018. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WI LL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact .
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
REPORTS TO SHAREHOLDERS
The Company's latest annual report to shareholders (the "Annual Report") and this Proxy Statement are available on the Company's website at www.castonnaritime.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company's Annual Report. To request a copy, please call Castor Maritime Inc. at (+357) 25-357-767, or write to Petros Panagiotidis at Castor Maritime Inc., Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus.

By Order of the Board of Directors

/s/ Petros Panagiotidis
Petros Panagiotidis
Chief Executive Officer

November 30, 2018
Limassol, Cyprus

Exhibit 99.2

CASTOR MARITIME INC.

December 19, 2018

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at - {Insert web address where material will be hosted}

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

10030000000000000000 3 121918

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTOR AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. The Election of Class A Director:

NOMINEE:
Georgios Daskalakis

☐ FOR THE NOMINEE

☐ WITHHOLD AUTHORITY FOR THE NOMINEE

	FOR	AGAINST	ABSTAIN
2. To approve the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year of 2018.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR THE NOMINEE in Proposal 1 and FOR Proposal 2.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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CASTOR MARITIME INC.

Proxy for Annual Meeting of Shareholders on December 19, 2018

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Petros Panagiotidis with full power of substitution and power to act alone, as proxies to vote all of the Common shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Castor Maritime Inc., to be held at the offices of the Company at Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus, on December 19, 2018 at 7:00 p.m. local time, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

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